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                               February 26, 2021

       Barbara Guiterrez
       Chief Financial Officer
       InnovAge Holding Corp.
       8950 E. Lowry Boulevard
       Denver, Colorado 80230

                                                        Re: InnovAge Holding
Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed February 24,
2021
                                                            File No. 333-252853

       Dear Ms. Guiterrez:

               We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. Please remove the reference to Apax Partners and Welsh, Carson, Anderson and Stowe as
                                                        "Sponsors" both on the
cover page and throughout the prospectus, as it does not appear that either party has
any duties, obligations or roles beyond that of a controlling shareholder.
Alternatively, revise the cover page and the Summary to clarify the meaning that you ascribe to the
term. This explanation should address the "Sponsors" duties and obligations, including,
with reference to the risk factor disclosure on page 55, that these entities and their
affiliates may engage in activities where their interests conflict with the company's interests or
those of its other shareholders, such as investing in or advising businesses that
directly or indirectly compete with certain portions of the company's business or are
suppliers or customers of the company.
 Barbara Guiterrez
FirstName LastNameBarbara Guiterrez
InnovAge Holding  Corp.
Comapany26,
February  NameInnovAge
            2021        Holding Corp.
February
Page 2 26, 2021 Page 2
FirstName LastName
Exhibits

2. As drafted the legal opinion states that the 16,666,667 shares covered by the opinion includes the 2,500,000 overallotment shares. However, the registration statement seeks to register a total of 19,166,667 shares, the 16,666,667 shares plus an additional 2,500,000 shares for the overallotment. Please revise the legal opinion to clearly cover the total number of shares registered.

       You may contact Michael Fay at (202) 551-3812 or Kate Tillan at (202) 551-3604 if you
have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Robert M. Hayward, P.C.